UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-34541

GLOBAL CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⌧  Form 40-F ☐

Introductory Note
 On September 22, 2022, the Grand Court of the Cayman Islands (the “Court”) issued an order appointing Margot MacInnis and John Royle of Grant Thornton Specialist Services (Cayman) Limited, and Chow Tsz Nga Georgia of Grant Thornton Recovery & Reorganisation Limited, as joint provisional liquidators (the “JPLs”) of Global Cord Blood Corporation (the “Company”) pursuant to Section 104(2) of the Companies Act (as amended) of the Cayman Islands.
Global Cord Blood Corporation JPLs’ Tenth Report
On December 2, 2024, the JPLs furnished their tenth (the “Tenth Report”) to the Court. Previous reports were furnished on October 21, 2022, December 1, 2022, March 1, 2023, June 1, 2023, September 1, 2023, December 1, 2023, March 8, 2024, June 3, 2024, and September 2, 2024. A copy of the Tenth Report is available on the Company's website: https://ir.globalcordbloodcorporation.com/static-files/GCBC_2_December_2024.pdf as well as on the GT Creditor Update Page:

https://www.grantthornton.ca/service/advisory/creditor-updates/#Global-Cord-Blood-Corporation

Court Approval of JPL Remuneration

As discussed in the Tenth Report, on November 13, 2024, a judgment was issued by the Court with respect to the previously disclosed Fee Approval Summons, filed by the JPLs on May 13, 2024, and subsequently amended on July 17, 2024, for court approval of the JPLs’ remuneration for the period September 22, 2022, to September 30, 2023 (the “Fee Approval Period”).  The judgment approved the JPLs’ remuneration during the Fee Approval Period, subject to applying a 10% discount of the total remuneration sought by the JPLs. In this regard, the court has sanctioned the JPLs’ remuneration for the Fee Approval Period totaling $9,274,956.43.  A copy of the Orders in relation to the judgment are available on the Company's website:  https://ir.globalcordbloodcorporation.com/static-files/FSD_108_of_2022_(IKJ)_Order_(Fee_Application)_13_November_2024.pdf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL CORD BLOOD CORPORATION

By:	/s/ John Royle
Name:	John Royle
Title:	Joint Provisional Liquidator by Order of the Grand Court of the Cayman Islands

Dated: December 3, 2024